

August 26, 2013

<u>Via Email</u>
Mr. Paul Wensel
General Counsel
Criteo S.A.
32 Rue Blanche
75009 Paris, France

> **Re:** **Criteo S.A.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 16, 2013**
> **CIK No. 0001576427**

Dear Mr. Wensel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Risk Factors, page 15</u>

1. We note your response to comment 6 from our letter dated August 2, 2013. Please revise this section to accurately reflect the date of the Apple App Store announcement. Recent news reports indicate that Apple announced and implemented its change in policy regarding UDID in 2013.

Financial Statements, page F-1

2. We note from the last paragraph of page 10 that your shareholders approved a 2-for-5 reverse split of your outstanding shares. We also note that this reverse split was not then effective under French law and that it will be reflected in the prospectus after it becomes legally effective. We believe that changes in the capital structure such as your reverse split should be given retroactive effect in the balance sheet and throughout your document, and that an appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective. See SAB Topic 4C and revise accordingly.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Via Email
         Nicole Brookshire, Esq.
         Stephane Levy, Esq.
         Cooley LLP